Exhibit 99.1

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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Resolutions of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

8 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2016-008

ANNOUNCEMENT ON RESOLUTIONS OF THE BOARD OF DIRECTORS OF

OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The general mandate granted to the Board on issuance of debt financing instruments was approved at the 2014 annual general meeting of China Southern Airlines Company Limited (the “Company”) held on 30 June 2015. According to the resolutions passed at the 2014 annual general meeting and the Article 176 of the Articles of Association of the Company, the Board considered and passed the following resolutions by means of written resolution on 8 March 2016:

1. It is approved Xiamen Airlines Company Limited (“Xiamen Airlines”) to make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion and mid-term bills with the aggregate maximum principal amount of RMB5 billion, and make an application to China Securities Regulatory Commission for the approval to issue corporate bonds with the aggregate maximum principal amount of RMB5 billion. The relevant bonds within the mentioned issuance size will be issued in one tranche or multiple tranches according to the funding needs and debt adjustment target.

2. It is approved to authorize the management of Xiamen Airlines to execute the relevant matters in relation to the issuance of various types of bonds mentioned above. Xiamen Airlines is required to report and file relevant information before each issuance of relevant bonds to fulfill the information disclosure obligations undertaken by the Company.

The number of Directors supposed to be present was 10, of which 10 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Board of Directors of

China Southern Airlines Company Limited

8 March 2016